SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 30, 2002

Telefónica Móviles, S.A
(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of registrant’s name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Móviles, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica Móviles, S.A and Portugal Telecom, SGPS, S.A., transferred their direct and indirect interests in the Brazilian mobile telephone operations, following the Joint Venture established by both Groups.	3

TELEFÓNICA MÓVILES, S.A.

Madrid, December 30, 2002

Madrid, Spain, December 30, 2002 – PT Móveis – Serviços de Telecomunicações SGPS, S.A. (“PT Móveis”) and Telefónica Móviles, S.A transferred their direct and indirect interests in the Brazilian mobile telephone operations to BRASILCEL, N.V., formerly known as BRASILCEL, B.V., on December 27, 2002, following the Joint Venture established by both Groups.

Due to operating procedures of depositary banks, the actual transfer to BRASILCEL, N.V. of Tele Sudeste Celular Participações S.A. American Depositary Receipts (ADRs) owned by Telefónica Móviles, S.A. will take place today, December 30, 2002.

Antonio Hornedo Muguiro
General Counsel
TELEFÓNICA MÓVILES, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date:	December 30, 2002	By:	/s/ Antonio Viana-Baptista
Name: Antonio Viana-Baptista Title: Chief Executive Officer